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November 3, 2006

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 filed October 20, 2006 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated October 26, 2006 and October 31, 2006, of the Staff (the “Commission Letters”) with respect to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-3, filed on October 20, 2006, File No. 333-137100 (the “Registration Statement”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letters and we have also set forth such comments for the convenience of the Staff.

We are filing with the Commission via EDGAR concurrently herewith the documents referenced above. For the Staff’s convenience, we are also forwarding to you four (4) courtesy copies of Amendment No. 3 to our Registration Statement. These courtesy copies are marked to show changes from the Amendment No. 2 filed on October 20, 2006.

Letter of October 27, 2006

August 2006 Financing, page 25

1.	We note your response to prior comment 2. Please disclose the effect of the withdrawal on your obligation to pay damages.

The Company and Wellington Management Company LLP have agreed that the registration of shares sold under the August 9, 2006 Securities Purchase Agreement and governed by the associated Registration Rights Agreement would be removed from the Registration Statement and that a separate registration statement would be filed within a reasonable time period after the Registration Statement has become effective. Wellington has waived any claim it may have under the Registration Rights Agreement arising from the removal of its securities from the Registration Statement.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

November 3, 2006

The Company has amended the Registration Statement to reflect the waiver of any claim for damages by Wellington and certain other changes to the Company’s obligations under the Registration Rights Agreement.

Exhibit 5.1

2.
We note that you seek to register warrants, units and subscription rights. Please file an opinion of counsel regarding whether these securities are legal, binding obligations under the governing state contract law.

A revised legal opinion is included as Exhibit 5.1 to Amendment No. 3 addressing the validity and enforceability of warrants, units and subscription rights covered by the Registration Statement.

3.
Please tell us why you filed an opinion that states the outstanding shares “have been,” in the past, fully paid and non-assessable rather than whether the shares are now and will be when sold fully paid and non-assessable.

A revised legal opinion is included as Exhibit 5.1 to Amendment No. 3. stating that the outstanding shares “are” fully paid and non-assessable.

4.
Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to “Business Corporation Law of New York” includes the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws. Please ask counsel to submit this written confirmation as correspondence on the EDGAR system. See the section VIII.A.14 of the Division Of Corporation Finance’s outline of “Current Issues and Rulemaking Projects” (November 14, 2000) available on our web site at .

A revised legal opinion is included as Exhibit 5.1 to Amendment No. 3 expressly acknowledging your understanding.

Letter of October 31, 2006

1.
Please confirm that you have updated your disclosure with all material information regarding possible actions under the federal securities laws, including any potential liability in private or public actions for violations of Section 5 of the Securities Act and any material recovery you may have under Section 16(b) of the Exchange Act. If you believe no further disclosure is required, please tell us why.

The Company has expanded on the risk factor relating to investigations by the SEC and added comment on potential litigation arising from the transactions by our Chief Executive Officer that are the subject of a current investigation by the Staff and expanded the discussion of the transactions under “Audit Committee Investigation” to include the findings of the Audit Committee with respect to certain violations of Section 16 of the Exchange Act. We are not aware of any facts indicating that the Company had prior or contemporaneous knowledge of sales by Mr. Olins the entity he controls or that he acted on behalf of or as a conduit for the Company in the acquisition or disposition of securities. Except as disclosed in the Amendment, we are not aware of any other transactions that might be the basis for any liability under Section 5 of the Securities Act.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

November 3, 2006

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at 713-222-6025, should you have any questions or require further information.

Sincerely,

By:	/s/ Don S. Suh Don S. Suh Chief Executive Officer

By:	/s/ David F. Hakala David F. Hakala Chief Operating Officer and Principal Financial and Accounting Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC Lawrence E. Wilson, Franklin, Cardwell & Jones Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com